September 12, 2018

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: George K. Schuler & Pam Howell

RE:	Gold Resource Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 8, 2018

File No. 001-34857

Dear Mr. Schuler and Ms. Howell:

This letter shall serve to supplement the letter dated August 29, 2018 from Gold Resource Corporation (“we,” “our,” “us” or the “Company”) responding to comments of the staff of the Securities and Exchange Commission on the Company’s Form 10-K for the year ended December 31, 2017. Specifically, we are further revising our response to comment #1 from the staff’s letter of August 21, 2018 pursuant to our discussion with the staff during the telephone conference on September 12, 2018.

Set forth below is the relevant comment from the staff’s letter of August 21, 2018 and our additional supplemental response, based on our discussion during the telephone conference:

Mineralized Material, page 19

1.

We note you disclose measured and indicated resources in this section and elsewhere in your filing. Please modify your filing and remove all the measured resource and indicated resource categories from your filing and report only the sum as mineralized material. Please do not include any estimates based on geologic inference such as inferred or possible resources.

Response:

The Company proposes to not amend its Form 10-K for the year ended December 31, 2017 and will instead remove all measured and indicated resource estimates and report the sum of those categories as mineralized material in its future Form 10-K filings.

We would appreciate confirmation from the staff that the foregoing response is adequate, and if not, we would welcome further suggestions from the staff.

We look forward to hearing from you.

Sincerely,

/s/ John A. Labate

John A. Labate
Chief Financial Officer